Exhibit 99.1

Oncolytics Biotech® Inc. Announces Completion of Enrollment in Randomized Phase II Prostate Cancer Study

CALGARY, Oct. 6, 2015 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced that enrollment has been completed in a randomized Phase II study of REOLYSIN® in patients with recurrent or metastatic castration resistant prostate cancer (IND 209). The trial is being sponsored and conducted by the NCIC Clinical Trials Group (NCIC CTG) at Queen's University in Kingston, Ontario.

"Prostate cancer remains a leading cause of cancer-related death in men," said Dr. Brad Thompson, President and CEO of Oncolytics. "As a result, it is important that we continue to conduct studies with late-stage patients to help improve outcomes for this group."

The study is an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN® given in combination with docetaxel versus docetaxel alone. Approximately 40 response evaluable patients were enrolled in each arm.

The primary objective of the trial is to evaluate the efficacy of REOLYSIN® in combination with docetaxel based on the lack of disease progression as measured at 12 weeks.  Secondary objectives are to determine circulating tumour cell status at six and 12 weeks and the conversion rate of these cells, prostate-specific antigen (PSA) change rate, objective response rate (in patients with measurable disease at baseline), effect on overall survival, the tolerability and toxicity of the treatment combination, and to explore potential molecular factors predictive of response.

Although accrual is complete, patient follow-up will continue until planned analyses have been conducted.

About Prostate Cancer
Prostate cancer is among the most common cancers diagnosed in men. The Canadian Cancer Society estimates that 24,000 Canadian men will be diagnosed with prostate cancer and that 4,100 Canadian men are expected to die from the disease in 2015.  The American Cancer Society estimates that 220,800 new cases of prostate cancer will be diagnosed in the United States and that 27,450 Americans are expected to die from the disease in 2015.

About the NCIC Clinical Trials Group at Queen's University
The NCIC Clinical Trials Group (NCIC CTG) is a cancer clinical trials cooperative group that conducts Phase I-III trials testing anti-cancer and supportive therapies across Canada and internationally. It is a national research program of the Canadian Cancer Society. The NCIC CTG's Central Operations and Statistics Office is located at Queen's University in Kingston, Ontario, Canada.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the Phase II prostate cancer trial sponsored by the NCIC CTG, the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210. Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 06-OCT-15